1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated April 15, 2013

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒              Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

EXPLANATORY NOTE

Chunghwa Telecom Co., Ltd. (the “Company”) is furnishing this Form 6-K/A is amend its report furnished on March 27, 2013 announcing information related to the Company’s annual general meeting of shareholders (the “March 27 Report”). The Press Release attached as Exhibit 99.1 to the March 27 Report is hereby amended and restated in its entirety as set forth in Exhibit 99.1 to this report on Form 6-K/A.

The Company is filing this Form 6-K/A to amend a typographical error regarding the number of non-independent directors. Page four of the press release attached as Exhibit 99.1 to the March 27 Report erroneously stated, “Each qualified shareholder can submit one proposal and up to five independent director and thirteen non-independent director nominations”. The number of non-independent directors should be eight instead of thirteen. Therefore, each qualified shareholder may submit a total of thirteen director nominations (eight for non-independent directors and five for independent directors). The amended sentence states, “Each qualified shareholder can submit one proposal and up to five independent director and eight non-independent director nominations”.

Other than the filing of the corrected press release attached as Exhibit 99.1, this Form 6-K/A does not, and does not purport to, revise, update or amend the information presented in the March 27 Report or reflect any events that have occurred after the filing of the March 27 Report. The filing of this amended Form 6-K/A should not be understood to mean that any statements contained herein are true or complete as of any date subsequent to March 27, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2013

Chunghwa Telecom Co., Ltd.

	By:	/s/ Shu Yeh
	Name:	Shu Yeh
	Title:	Senior Executive Vice President, CFO

Exhibit Index

Exhibit	Description

99.1	Press Release, Dated March 26, 2013, Relating to the Announcement for the Convention of 2013 Annual General Shareholders’ Meeting of Chunghwa Telecom Co., Ltd.

99.2	Announcement, dated March 27, 2013, regarding the Annual Shareholders’ Meeting of Chunghwa Telecom Co., Ltd. on June 25, 2013.

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